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                                                      Filed by Tyson Foods, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                                under the Securities Act of 1934
                                                      Subject Company: IBP, inc.
                                                      Commission File No. 1-6085
                                                                 August 28, 2001

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                                  [LOGO] Tyson(R)
                      It's what your family deserves. /TM/

                                August 27, 2001

Tyson vs. The Competition

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 . World's largest supplier of beef, chicken and pork products

Beef                  Chicken                      Pork
----                  -------                      ----

Other        31%      Other               51%      Other           46%
IBP          28%      Tyson               23%      IBP             18%
Excel        18%      Gold Kist            9%      Smithfield      18%
ConAgra      17%      Pilgrim's Pride      9%      ConAgra         11%
Farmland      6%      Purdue               8%      Hormel           8%

Source: Cattle Buyers Weekly, Watt's Poultry USA, and National Pork Producers Council
Based on daily slaughter capacity for beef and pork, ready-to-cook pounds of chicken produced and U.S. market share

                            CONFIDENTIAL -- 8/27/2001

                                                       [LOGO] Tyson(R)
                                             It's what your family deserves./TM/

Top Customers / Key Relationships

----------------------------------------------------------------------------

             Foodservice                                 International
-----------------------------------                      -------------
Nat'l Accounts                       Distributorships      Markets
     |                                      |                 |
     |                                      |                 |
Tricon                              Sysco                  Japan
Subway                              Alliant                Mexico
McDonald's                          UniPro                 China
Burger King                         US Foodservice         Russia
Outback                             Gordons                Puerto Rico
Dominos                             Royal Ahold            Canada
     |                                      |                 |
     |                                      |                 |
Chicken Patties & filets                                   Chicken leg quarters
Chicken nuggets & strips            School Foodservice     Chicken paws
Chicken wings                       Healthcare             Chicken wing tips
Pizza toppings                      College & University   Chicken dark meat
Taco meat                           Independent Operators  Fresh beef & pork
Portion-controlled beef & pork      Business & Industry    Hides
Deli-style meats                                           Variety Meats


                       Retail
        -------------------------------------------------
        Chains                              Club Stores
        ------------                        ------------
        Kroger                              Sam's
        Wal*Mart                            Costco
        Food Lion                           BJ's
        H E Butt                               |
        Wakefern                               |
        Fleming                                |
           |                                   |
           |___________________________________|

        Fresh meats ....................... Beef, chicken & pork
        Frozen meats ...................... IFF Chicken steaks & chops
        Case-ready ........................ Beef & port
        Frozen grocery .................... Breaded chicken & kits
        Dry grocery ....................... Canned chicken



                                                                 [LOGO] Tyson(R)
CONFIDENTIAL - 8/27/2001
                                              It's what your family deserves/TM/

Consumer Brand Awareness

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                        Tyson - the Coca-Cola/TM/ of Chicken

                        -------------------------------
                        o Coca-Cola - 48% (soft drinks)

                        o Tyson - 47% (chicken)

                        o Pillsbury - 44% (baked goods)

                        o Uncle Ben's - 33% (rice)
                        -------------------------------

With our target audience, Tyson top-of-mind awareness has increased 6 points over the last year.

Source: CRI Tracking Study, September 2000

                            CONFIDENTIAL - 8/27/2001

                                                              [LOGO] Tyson(R)
                                              It's what your family deserves/TM/

Brands

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                                              [LOGO]
[LOGO]       [LOGO]           [LOGO]        Butcher Boy          [LOGO]
ibp (R)  The Bruss Company    Wright (R)      Brand (R)      Thomas E. Wilson


  [LOGO]    [LOGO] ITC    [LOGO]        [LOGO] Cobb   [LOGO]       [LOGO]
Casino Chef           McCARTY FOODS (R)               Fred's   MEXICAN ORIGINAL

  [LOGO]       [LOGO]                               [LOGO]        [LOGO]
Weaver (R)   Wilton Foods (R)    [LOGO] Tyson (R)  Reuben (R)  Lady Aster (R)


   [LOGO]    [LOGO]     [LOGO]       [LOGO]      [LOGO]    [LOGO]      [LOGO]
  Wilson's  DOSKOCIL   Jordan's/TM/ Jose Ole/TM/ Little   jac pac    Wilson/TM/
Continental   FOODS (R)                          Juan (R)  foods
   Deli (R)                                                          [LOGO]
                                                                    BARNEY'S (U)

    [LOGO]      [LOGO]      [LOGO]          [LOGO]   [LOGO]    [LOGO]    [LOGO]
Our American  Foodbrands  Rotanelli's (R)    IOWA     PtK     Mallard's   TNT
   Favorite     America                      HAM                         Crust

    [LOGO]
  Fresh Cuts
                   [LOGO]         [LOGO]
 [LOGO] Russer     POSADA (R)     MARQUEZ (R)     [LOGO] Restauranic/TM/


                           CONFIDENTIAL -- 8/27/2001

                                                      [LOGO] Tyson (R)
                                           It's what your family deserves./TM/

Non-Core Business Analysis

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 . Tyson is evaluating businesses that don't fit the new company in order to identify potential divestiture candidates.


 . Tyson's evaluation is based on:

  |X|  ROIC and cash generation capabilities of on-going business

  |X|  Potential net cash proceeds from sale

  |X|  Relationships to core businesses - beef, chicken and pork

  |X|  Impact on key customers

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson (R)
                                            It's what your family deserves./TM/

Integration Plan

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Significant "hard dollar" synergies by 2004
-------------------------------------------

 . Transportation and logistics cost savings                   $20 Million

 . Integration of G&A functions (including Foodbrands)         $30-40 Million
  into a shared services infrastructure

 . Consolidated purchasing (I.e. strategic sourcing of         $150 Million
 non-grain / non-livestock items)

 . Elimination of redundant capex                              $15 Million

Note: Excludes revenue synergies

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson (R)
                                            It's what your family deserves./TM/

Management

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  [PHOTO] John Tyson, 47, was named Chairman of the Board in 1998 and assumed responsibilities as Chief Executive Officer in April 2000. He had served as Vice Chairman since 1997 and as President of the Company's Beef and Pork division since 1993. Mr. Tyson has been a member of the board since 1984.

  [PHOTO] Greg Lee, 53, was named Foodservice and International Group
          President and Co-Chief Operating Officer of Tyson Foods in August 2001. He had previously served as the company's Chief Operating Officer since 1999. Prior to that, Mr. Lee served in several other management positions, including President of the Food Service Division and Executive Vice President of Sales, Marketing, R&D and Quality Assurance.


  [PHOTO] Dick Bond, 53, was named Fresh Meats and Retail Group President and
          Co-Chief Operating Officer of Tyson Foods in August 2001. He had previously served as an IBP President, and Chief Operating Officer since 1997. Prior to that, Mr. Bond served in several other management positions, including President of IBP's Fresh Meats Division, Vice President-Boxed Beef Sales, and Group Vice President-Beef Sales and Marketing.

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson(R)
                                            It's what your family deserves./TM/

Competitive Advantages

-------------------------------------------------------------------------------

        Value-added------------                  ------- Distribution
                               \                /
                                \              /
     Customer penetration-------[LOGO] Tyson (R)---------Technology
                                /              \
                               /                \
      Market presence---------                   ---------Scale

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson(R)
                                            It's what your family deserves./TM/
                                       9

Key Operating Strengths

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 .  Tyson and IBP are the undeniable leaders in their respective segments

 . The combined company has unrivalled scale and a diverse range of product offerings

 . Tyson has successfully developed one of the most recognized and valuable brands in the food industry

 .  IBP is establishing the first "national branded" red meat initiative

 . Tyson has the premier frozen warehouse and distribution system in the country delivering to every market in the U.S. a minimum of twice per week

 . IBP, with its four new forward warehouses, will have the greatest nationwide refrigerated distribution capability in the industry

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson (R)
                                            It's what your family deserves./TM/

Compelling Strategic Rationale

-------------------------------------------------------------------------------

Point-in-time opportunity to combine the unique talents of two industry leaders,
--------------------------------------------------------------------------------
more than triple revenue and have a positive impact on earnings.
----------------------------------------------------------------

 .    World's largest marketer of chicken, beef and pork

 .    Even stronger penetration across all distribution channels:
          |X|  Foodservice, retail and club stores

 .    Improved customer relationships and ability to manage the entire meat case
                                                               ------

 .    Uniquely positioned to develop innovative, branded and value-added products in chicken, beef and pork
          |X|  Shifting its portfolio mix from commodity products
          |X|  Capturing incremental margin

 .    Significant cost savings

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson (R)
                                            It's what your family deserves./TM/

Transaction Summary

--------------------------------------------------------------------------------
                                                                in millions
                                                                except per share

IBP shares outstanding                                                106.0
New Tyson shares issued (52.9 x 2.381)                              125.956
Tyson closing stock price (Friday 8/24/01)                          $ 10.21

Value of stock consideration (125.956 x $10.21)                     $ 1,286
Value of cash consideration (52.538 x $30)                            1,576
                                                                    -------
Total consideration                                                 $ 2,862
                                                                    =======

Total Consideration per share ($2,862 / 106 = $27.00 per share)     $ 2,862
IBP debt assumed                                                      1,705
                                                                    -------
Transaction value                                                   $ 4,567
                                                                    =======

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson(R)
                                            It's what your family deserves./TM/

Forward-Looking Statements

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Certain statements contained in this communication are "forward-looking statements," such as statements relating to future events and the proposed Tyson merger with IBP. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed merger; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson(R)
                                            It's what your family deserves./TM/

Important Information

-------------------------------------------------------------------------------

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSED MERGER WITH IBP WILL BE SET FORTH IN APPROPRIATE FILINGS MADE, OR TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT ARE CURRENTLY FILED OR MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE ({HTTP://WWW.SEC.GOV}). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY
(501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site ({http://www.sec.gov}) or by directing a request to Tyson at the address provided above.

As of the date of this communication, except as disclosed in the Schedule 13D filed by Tyson, Lasso, The Tyson Limited Partnership and Don Tyson on August 14, 2001, none of the foregoing participants individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended and such Tyson stock would be offered only by means of a prospectus complying with the Act.

                           CONFIDENTIAL -- 8/27/2001

                                                     [LOGO] Tyson(R)
                                            It's what your family deserves./TM/

                                  [LOGO] Tyson(R)
                      It's what your family deserves. /TM/